press release

ArcelorMittal submits revised proposal for the acquisition of Essar Steel

11 September 2018 - In response to media speculation, ArcelorMittal (the Company) confirms that yesterday, 10 September 2018, it submitted a revised proposal to Essar Steel India Limited’s (ESIL) Committee of Creditors for the acquisition of ESIL. The Company can also confirm that media reports speculating on the financial value of the revised offer are broadly accurate.

The revised offer, which also includes a commitment to pay the entire amount due to the financial creditors of Uttam Galva and KSS Petron, therefore represents unprecedented value to all concerned creditors. Through the revised offer ArcelorMittal demonstrates its serious commitment to India, creditor banks and all ESIL’s stakeholders.

The Company believes ESIL provides it with a compelling opportunity to enter the high-growth Indian steel market and, should it prove successful with the proposed acquisition, ESIL will add significant strategic value to the group’s business.